April 1, 2015

Via Email
H. Roger Schwall Assistant Director
United States Securities and Exchange Commission Washington, D.C.

Re:           Dominovas Energy Corporation
Amendment No. 2 to Registration Statement on Form S-1 Filed January 30, 2015
File No. 333-199826

Dear Mr. Schwall:

We have reviewed the comments of the SEC reviewing staff (the “Staff”) referencing Amendment 2 to the S-1 Registration File No. 333-199826 on February 19, 2015 and now file Amendment No. 2 in response to the comments dated 5 March. The numbered paragraphs below respond to the comments of corresponding numbers in the March 5th comment letter:

General

We note that in response to prior comment 2, you replaced your business and capital stock risk factors in their entirety with risk factors from your Form 10-Q/A for the quarterly period ended November 30, 2014, which include references to your prior oil and gas operations.  Please revise your risk factor disclosure to reflect risks that are specific to your current business and operations.

Response: Corrections made to Risk Factors.  Updated to reflect those of the fuel cell industry.  See Page 5.

Selling Stockholder

You have revised the stock ownership table to reflect that Kodiak Capital Group, LLC will be offering 1,100,000 shares of common stock in addition to the 15,000,000 shares offered pursuant to the Equity Purchase Agreement. However, disclosure elsewhere, including the prospectus cover page, states that the prospectus relates only to the offer and sale of up to 15,000,000 shares of common stock.

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com

If true, please revise your tabular disclosure to remove the 1,100,000 shares of common stock from the shares offered and disclose their ownership in the columns reflecting ownership after the offering.  In that regard, we note that the 1,100,000 shares of common stock to be issued to Kodiak Capital Group, LLC are convertible at the option of the holder.  Please refer to Rule 13d-3 of the Securities Exchange Act of 1934.

Response:  Please see the revised Table and the Corresponding Notes as presented on Page 18.  Additionally, please see the revised Beneficial Ownership Table where Kodiak Capital Group has been removed on Page 26.

Management’s Discussion and Analysis

We note that you have not complied with prior comment six pertaining to the requirements of Item 303 of Regulation S-K.  We see that you added some general information about accounting policies, although you do not identify or discuss any implications associated with particular assumptions or uncertainties, and you do not provide any substantive discussion or analysis correlating any particular business events and activities with your results of operations and financial condition.  We also see that you added various tabulations, although there are many instances where the amounts depicted therein are inconsistent with the corresponding figures in your financial statements.  Please read the instructions noted in our prior comment, also Sections III, IV, and V of our interpretive guidance on MD&A (SEC Release Nos. 33-8350; 34-48960; FR-72), and revise your filing accordingly.  Please ensure that your revised disclosures are responsive to these requirements and that all amounts are accurate and consistent with your financial statements.  We reissue prior comment six.

Response: Please see pages 33 – 38 as edited and reflect accordingly the answers to the above questions.

Certain Relationships and Related Transactions

Please revise your disclosure to include all transactions with related persons.  In that regard, we note the disclosure in Note 6 to your audited financial statements for the year ended August 31, 2014 references consulting fees of $23,000 to a relative of a director.

Response:  Please see page 39 and also please see the “Concentration Table” on Page 39.

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com

Financial Statements

General
.
We note that your amendment includes three separate audit opinions. Please amend your filing to include consents for each opinion.

Response:  Please see Exhibit 23.01

We understand from your response to prior comments 12 and 14, and our phone conference on March 4, 2015, that you do not possess and are unable to obtain audited financial information of Pro Eco Energy Ltd., due to contentious relations with, and an inability to exercise significant influence over the investee, and that your application of the equity method of accounting for the investment has therefore been contrary to the guidance in FASB ASC 323-10-15-3, noting the indicators and evidence outlined in FASB ASC 323-10-15-6 and 10.

Given the foregoing, if we have properly understood the circumstances you have described, you will need to restate your financial statements for the fiscal year ended August 31, 2014, and the fiscal quarter ended November 30, 2014, and all quarters and cumulative quarters within these periods that are presented for comparative purposes in subsequent filings.  You will need to include disclosures to address the error correction, specifying the factors that do not allow you to exercise significant influence over the investee, quantifying the effects for all periods, and restated labeling on the face of all financial statements impacted by the correction.  Please submit the revisions that you propose.

Response: The Amended 10K and the Second Amended 10Q reflect the restated financial statements.  Please also see Note 7 in the 10Q and Note 10 in the 10K.

We understand from your disclosures on page F-14 that you valued your interest in Pro Eco Energy Ltd. based on the value of shares issued.  However, the value appears to be inconsistent with that ascribed in other share-based transactions that occurred in the few weeks just prior to and following this event.

Please address this disparity in conjunction with the revised accounting for your investment.

Response:  Please see the Amended 10K.

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com

Please also consider any indicators of impairment in evaluating the recoverability of your investment, such as offers obtained in your efforts to dispose of the investment, in applying the guidance in FASB ASC 325-20- 35.

Response:  Please see Page 32.

Form 10-K for the Fiscal Year Ended August 31, 2014

General

Please revise the accounting and disclosure in your annual report and subsequent interim reports as necessary to make changes conforming to the revisions that will be required in your registration statement.

Response: Please see the Amended 10K, as well as Note 7 of the 10Q and Note 10 of the 10K.

Sincerely,

/s/ Neal Allen
President and Chief Executive Officer

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com